Exhibit (a)(12)
Hiland Partners, LP and Hiland Holdings GP, LP Announce Unitholder Approval of Mergers with Affiliates of Harold Hamm
     ENID, OKLAHOMA, December 4, 2009—Hiland Partners, LP (Nasdaq: HLND) and Hiland Holdings GP, LP (Nasdaq: HPGP) announced today that the public unitholders of each company have voted to approve the respective proposed mergers of the Hiland companies with affiliates of Harold Hamm. The approval by holders of a majority of the publicly-held common units of Hiland Partners or Hiland Holdings, as applicable, was required to approve the respective proposed mergers.
     Under the terms of the merger agreements, Hiland Partners common unitholders will receive $10.00 in cash and Hiland Holdings common unitholders will receive $3.20 in cash for each common unit they own. The Hiland companies anticipate that both mergers will be completed later today, subject to the satisfaction of customary closing conditions.
About the Hiland Companies
     Hiland Partners, LP is a publicly traded midstream energy partnership engaged in purchasing, gathering, compressing, dehydrating, treating, processing and marketing of natural gas, and fractionating, or separating, and marketing of natural gas liquids, or NGLs. Hiland Partners, LP also provides air compression and water injection services for use in oil and gas secondary recovery operations. Hiland Partners, LP’s operations are primarily located in the Mid-Continent and Rocky Mountain regions of the United States. Hiland Partners, LP’s midstream assets consist of fifteen natural gas gathering systems with approximately 2,160 miles of gathering pipelines, six natural gas processing plants, seven natural gas treating facilities and three NGL fractionation facilities. Hiland Partners, LP’s compression assets consist of two air compression facilities and a water injection plant.
     Hiland Holdings GP, LP owns the two percent general partner interest, 2,321,471 common units and 3,060,000 subordinated units in Hiland Partners, LP, and the incentive distribution rights of Hiland Partners, LP.
Forward-Looking Statements
     This press release includes certain statements concerning expectations for the future that are forward-looking statements, including statements regarding the intention of the Hiland companies and affiliates of Harold Hamm to complete the mergers. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. An extensive list of factors that can affect future results are discussed in the definitive joint proxy statement filed by Hiland Partners and Hiland Holdings, in Hiland Partners’ and Hiland Holdings’ Annual Reports on Form 10-K and other documents filed from time to time with the Securities and Exchange Commission. Any such forward looking statements are made as of the date of this press release and neither Hiland Partners nor Hiland Holdings undertakes any obligation to update or revise any such forward-looking statements to reflect new information or events.

Contacts:	Derek Gipson, Director — Business Development and Investor Relations Hiland Partners, LP (580) 242-6040